FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 5, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2021

	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

34

brasilagro

# EARNINGS RELEASE 1Q22



# 01 EARNINGS RELEASE

## Quarter ended September 30, 2021

São Paulo, November 4, 2021 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing, and selling rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter ended September 30, 2021 ("1Q22"). The consolidated information is prepared according to International Financial Reporting Standards (IFRS).

**Webinar 1Q22**

November 8, 2021

Portuguese
(simultaneous translation into English)

2:00 p.m. (Brasília)
12:00 p.m. (New York)

Link:
https://webcastlite.mziq.com/cover.html?webcastId=7bb19782-c56f-464a-83d1-1a5232516692

### SHARE PRICE

**AGRO3: R$25.46**

**LND: US$4.71**

AGRO B3 LISTED NM

LND LISTED NYSE

### CONTACT INFORMATION

+ 55 (11) 3035 5374
ri@brasil-agro.com

**Gustavo Javier Lopez**
IRO

**Ana Paula Zerbinati Ribeiro Gama**
IR Head

**Deise Davanzo**
IR Specialist

**Camila Vitória Stankevicius**
IR Analyst

brasilagro

# 02 MESSAGE FROM MANAGEMENT



We started the 2021/2022 harvest year announcing the largest farm sale in BrasilAgro's history, comprising 3,723 hectares of the Alto Taquari Farm for R$589.0 million. Besides being relevant to the Company's history, this transaction reinforces our real estate strategy about creating value through the appreciation of land values.

Also within the real estate strategy, we announced the sale of an area of the Rio do Meio Farm, covering 4,573 hectares for R$130.1 million. The two sales announced in October will be booked as of next quarter.

As for agricultural operations, we estimate to operate an area of 168.8 thousand hectares in the 2021/2022 harvest. As a result, we estimate a production of 398.5 thousand tons of grain and cotton and 2.6 thousand tons of beef in the 2021/2022 harvest.

Even with a reduction in the areas sold, the area to be grown in the 21/22 harvest recorded organic growth of 4.8%, reflecting the absorption of transformed areas in the portfolio. By the end of the year, we expect to transform another 7.5 hectares.

Additionally, we have already delivered 1.7 million tons of sugarcane from the 2021 harvest, and by the end of the harvest, we should deliver another 494 million tons, totaling 2.2 million tons harvested.

On October 27, the Annual Shareholders' Meeting approved the dividend distribution of R$260.0 million, equivalent to R$2.62 per share, generating dividend yield of 9.6%, fulfilling our commitment to delivering return to our shareholders.

Another important highlight of the Meeting was the election of three new independent members to the board of directors – Mrs. Eliane Aleixo Lustosa de Andra, Mrs. Saboya de Albuquerque and Mr. Efraim Horn. Messrs. Eduardo Elsztain, Alejandro Elsztain, Saul Zang, Carlos Blousson, Alejandro Casaretto and Isaac Sutton were re-elected to the positions of members of the board of directors on the same occasion.

BrasilAgro enters the 2021/2022 harvest year ready to benefit from the commodity cycle, which continues to be positive for this harvest, allowing for gains through the production and sale of land.creation.

# 03 MAIN FIGURES

- Net Revenue of **R$378.1** million (+65%) in 1Q22;
- Adjusted EBITDA of **R$190.6** million in 1Q22 (+179%), with an Adjusted EBITDA margin of 35.5% (+11.3 p.p.);
- Net Income of **R$107.9** million (+43%) in 1Q22; with a net margin of 20.1%;
- Cash and Cash Equivalents of **R$1.2** billion;
- Distribution of **R$260.0** million in dividends (R$2,62 per share);

| (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| Revenues from Operations | 378.086 | 222.214 | 70% |
| Revenues from Farm Sales | - | 6.789 | -100% |
| **Net Sales Revenue** | **378.086** | **229.003** | **65%** |
| Net Revenue from Operations | 137.075 | 52.868 | 159% |
| Net Revenue from Farm Sales | (6.862) | (17.263) | -60% |
| **Net Revenue[1]** | **515.161** | **281.871** | **83%** |
| **Adjusted EBITDA from Operations** | **190.649** | **62.483** | **205%** |
| *Adjusted EBITDA Margin from Operations (%)* | *50,4%* | *28,1%* | 22 p.p. |
| **Adjusted EBITDA[2]** | **190.649** | **68.236** | 179% |
| *Adjusted EBITDA Margin (%)* | *37,0%* | *24,2%* | 11 p.p. |
| **Net Income** | **107.871** | **69.902** | **54%** |
| *Margem Líquida Operacional (%)* | *28,5%* | *31,5%* | -3 p.p. |
| **Net Income** | **107.871** | **75.654** | **43%** |
| *Net Income Margin (%)* | *20,9%* | *26,8%* | -7 p.p. |

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

**Definitions:** 1Q21 and 1Q22 – quarters ended September 30, 2020 and 2021, respectively | 2020 and 2021 – twelve-month periods ended June 30, 2020 and 2021, respectively |

2020/2021 Harvest Year – fiscal year started on July 1, 2020, and ended on June 30, 2021, | 2021/2022 Harvest Year – fiscal year started on July 1, 2021, and ended on June 30, 2022.

# 04 REAL ESTATE PERFORMANCE

## Sale of Farms

**RIO DO MEIO FARM:** On September 20, 2021, we announced the sale of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm, located in Correntina – BA. The sale value is 250 soybean bags by arable hectare, or R$130.1 million (approximately R$45,507/arable hectare).

From an accounting point of view, the value of this farm area in the Company's books is R$40.0 million (acquisition + investments net of depreciation) with an expected Internal Rate of Return (IRR) in Reais of 56.5%. – The revenue from the sale will be accounted for in the second quarter and the present value of the sale may change due to the value of the bag at the time of accounting.



**ALTO TAQUARI FARM:** On October 7, 2021, we announced the sale of 3,723 hectares (2,694 arable hectares) of the Alto Taquari Farm, located in the Municipality of Alto Taquari – MT. The sale value is 1.100 soybean bags by arable hectare, or R$589.0 million (approximately R$218,641/arable hectare).

From an accounting point of view, the value of this Farm area in the Company's books is R$40.0 million (acquisition + investments net of depreciation) with an expected Internal Rate of Return (IRR) in Reais of 19.9%. – The revenue from the sale will be accounted for in the second quarter and the present value of the sale may change due to the value of the bag at the time of accounting.



# Property Portfolio

The Company's property portfolio consists of 267,002 hectares across six Brazilian states, Paraguay and Bolívia.

## Land Ownership



Total Area
19%
267.002
hectares
81%
Ownership Area
Leasing



Arable Area
26%
194.742
hectares
74%
Ownership Area
Leasing

| | FARMS | LOCATION | AQUISITION DATE | PROJECT | TOTAL AREA (ha) | ARABLE AREA (ha) |
|---|---|---|---|---|---|---|
| 1 | Jatobá Farm | Jaborandi / BA | mar/07 | Grains and Pasture | 13.276 | 10.208 |
| 2 | Alto Taquari Farm[1] | Alto Taquari / MT | aug/07 | Sugarcane | 1.380 | 809 |
| 3 | Araucária Farm | Mineiros / GO | apr/07 | Sugarcane | 5.534 | 4.051 |
| 4 | Chaparral Farm | Correntina / BA | nov/07 | Grains and Cotton | 37.182 | 26.444 |
| 5 | Nova Buriti Farm | Bonito de Minas / MG | dec/07 | Forest | 24.212 | 17.846 |
| 6 | Preferência Farm | Balanópolis / BA | sep/08 | Grains and Pasture | 17.799 | 12.410 |
| 7 | Partnership II[2] | Ribeiro Gonçalves / PI | nov/13 | Grains | 7.500 | 7.500 |
| 8 | Morotí (Paraguay) | Boquerón | dec/13 | Grains and Pasture | 59.585 | 34.673 |
| 9 | Partnership III[3] | Alto Taquari / MT | may/15 | Sugarcane | 5.624 | 5.624 |
| 10 | Partnership IV[4] | São Raimundo das Mangabeiras / MA | feb/17 | Sugarcane | 15.000 | 15.000 |
| 11 | São José Farm | São Raimundo das Mangabeiras / MA | feb/17 | Grains and Sugarcane | 17.566 | 10.137 |
| 12 | Partnership V[5] | São Félix do Araguaia / MT | aug/18 | Grains | 17.150 | 17.150 |
| 13 | Arrojadinho Farm[6] | Jaborandi / BA | jan/20 | Grains | 16.642 | 10.306 |
| 14 | Rio do Meio Farm[7] | Correntina / BA | jan/20 | Grains | 7.715 | 5.642 |
| 15 | Partnership VII[8] | Baixa Grande do Ribeiro / PI | may/20 | Grains | 5.473 | 5.473 |
| 16 | Serra Grande Farm | Baixa Grande do Ribeiro / PI | may/20 | Grains | 4.489 | 2.904 |
| 17 | Acres del Sud | Bolivia | feb/21 | Grains and Sugarcane | 9.875 | 7.925 |
| 18 | Parceria VIII[9] (Bolivia) | Santa Cruz | feb/21 | Grains | 1.000 | 640 |
| | **Total** | | | | **267.002** | **194.742** |

(1) he company will continue to operate 1,157 hectares of sold area in oct/2021 until 2024 harvest.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.
(9) BrasilAgro entered into an agricultural exploration partnership to one harvest.

brasilagro

The current mix between own and leased land of the total production area allows greater flexibility in portfolio management and reduces the volatility of the operating cash flow.

## Market Value of the Portfolio

We annually review the internal market value of our farms and, on June 30, 2021, the market value of our portfolio was R$3.3 billion, a YoY appreciation of 75%.

The market value of the portfolio according to Deloitte Touche Tohmatsu, the consulting firm engaged to evaluate our properties, reached R$3.4 billion on June 30, 2021.

The table below shows the market evaluations of the portfolio in the last two years, conducted both internally and by Deloitte Touche Tohmatsu:

| PROPERTY | LOCATION | Area 06/30/2020 (hectares) | Area 06/30/2021 (hectares) | BrasilAgro (R$ thousand) | | Deloitte (R$ thousand) | |
|---|---|---|---|---|---|---|---|
| | | | | 06/30/2020 | 06/30/2021 | 07/31/2019 | 06/30/2021 |
| Jatobá Farm | Bahia | 14.930 | 13.276 | 242.504 | 364.847 | 193.560 | 376.100 |
| Alto Taquari Farm | Mato Grosso | 5.103 | 2.537 | 194.504 | 328.195 | 138.300 | 301.420 |
| Araucária Farm | Goiás | 5.534 | 5.534 | 190.276 | 329.142 | 150.500 | 326.680 |
| Chaparral Farm | Bahia | 37.182 | 37.182 | 417.660 | 742.572 | 403.650 | 750.550 |
| Nova Buriti Farm | Minas Gerais | 24.212 | 24.212 | 35.313 | 47.326 | 25.340 | 33.090 |
| Preferência Farm | Bahia | 17.799 | 17.799 | 68.160 | 101.423 | 62.290 | 82.110 |
| São José Farm | Maranhão | 17.566 | 17.566 | 247.572 | 403.322 | 184.300 | 405.880 |
| Arrojadinho Farm | Bahia | 16.642 | 16.642 | 88.482 | 203.156 | 82.610 | 211.370 |
| Rio do Meio Farm | Bahia | 12.288 | 7.715 | 122.687 | 274.259 | 115.100 | 247.690 |
| Serra Grande Farm | Piauí | 4.489 | 4.489 | 30.273 | 68.563 | - | 71.790 |
| Moroti (Paraguay) | Boquerón | 59.585 | 59.585 | 235.270 | 265.973 | 208.814 | 440.627 |
| Acres del Sud (Bolivia)[2] | Santa Cruz | | 9.875 | | 150.066 | | 196.542 |
| **Total** | | **215.330** | **216.412** | **1.872.701** | **3.278.845** | **1.564.464** | **3.443.849** |

[1] Independent Appraisal made in July 2019 due to the merger of Agrifirma.
[2] Deloitte Appraisal made in December 11, 2020. Internal Appraisal (purchase price on Feb/21).

## 04 OPERATING PERFORMANCE

### Production Area by Crop (ha)


Harvest 20/21
161.059
hectares
39%
13%
4%
17%
8%
1%
18%
Soybean
Corn and Corn 2nd Crop
Bean 2nd Corn
Sugarcane
Pasture
Cotton
Others


Harvest 21/22
168.774
hectares
37%
16%
4%
17%
7%
2%
17%
Soybean
Corn and Corn 2nd Crop
Bean 2nd Corn
Sugarcane
Pasture
Cotton
Others

| Area in Production by product (ha) | 20/21 Harvest | 21/22 Harvest | 21/22 Harvest Participation (%) | Change (%) |
|---|---|---|---|---|
| Grains | 89.571 | 96.322 | 57,1% | 7,5% |
| Soybean | 62.077 | 62.838 | 37,2% | 1,2% |
| Corn and Corn 2nd Crop | 21.006 | 27.121 | 16,1% | 29,1% |
| Bean 2nd Crop | 6.488 | 6.363 | 3,8% | -1,9% |
| Sugarcane | 27.831 | 29.126 | 17,3% | 4,7% |
| Pasture | 12.720 | 11.301 | 6,7% | -11,2% |
| Cotton | 1.313 | 4.059 | 2,4% | 209,1% |
| Other | 29.624 | 27.966 | 16,6% | -5,6% |
| **Total** | **161.059** | **168.774** | **100,0%** | **4,8%** |

### Production Area by Property (ha)


Harvest 20/21
161.059
hectares
45%
14%
41%
Ownership area operated by Brasilagro
Ownership area operated by third parties
Leasing


Harvest 21/22
168.774
hectares
51%
10%
39%
Ownership area operated by Brasilagro
Ownership area operated by third parties
Leasing

| Area in Production by product (ha) | 20/21 Harvest | 21/22 Harvest | 21/22 Harvest Participation (%) | Change (%) |
|---|---|---|---|---|
| Own Area | 95.615 | 102.805 | 60.9% | 7,5% |
| Operated by BrasilAgro | 73.442 | 85.275 | 50.5% | 16.1% |
| Leased to third parties | 22.173 | 17.530 | 10.4% | -20.9% |
| Leased area | 65.444 | 65.969 | 39.1% | 0,8% |
| **Total** | **161.059** | **168.774** | **100,0%** | **4,8%** |

The table below shows the estimated growing area by farm in the 2021/2022 Harvest year.

| Area in Production by Farm 21/22 Harvest (ha) | Ratoon Cane | Plant Cane | Soybean | Corn | Corn 2nd Crop | Beans | Beans 2nd Crop | Pasture | Cotton | Cotton 2nd Crop | Other | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Alto Taquari Farm | 1.238 | 331 | 410 | | 206 | | | | | | | 2.186 |
| Araucária Farm | 1.196 | 500 | 2.583 | | 710 | | | | | | | 4.989 |
| Partnership III Farm | 4.709 | 454 | 454 | | | | | | | | | 5.617 |
| São José Farm and Partnership IV Farm | 16.228 | 1.500 | 5.400 | 1.700 | 1.000 | | | | | | | 25.828 |
| Jatobá Farm | | | | | | | | | | | 9.755 | 9.755 |
| Chaparral Farm | | | 10.360 | 301 | | 2.085 | 403 | 0 | 2.588 | | 6.474 | 22.210 |
| Preferência Farm | | | | | | | | 7.990 | | | | 7.990 |
| Partnership II Farm | | | 5.313 | 1.846 | 309 | 309 | | | | | | 7.777 |
| Partnership V Farm | | | 17.008 | | 10.826 | | 2.000 | | | 575 | 542 | 30.951 |
| Arrojadinho Farm [2] | | | 2.824 | 319 | 740 | 484 | 370 | 824 | | | 511 | 6.072 |
| Rio do Meio Farm [2] | | | 2.090 | | 490 | | | | | 150 | 3.086 | 5.817 |
| Serra Grande Farm | | | 2.734 | | | | | | | | | 2.734 |
| Partnership VII Farm | | | 2.056 | 3.366 | 374 | | | | | | | 5.795 |
| Moroti[1] (Paraguay) | | | 4.641 | 3.765 | 0 | 713 | 0 | 2.488 | 746 | | 3.938 | 16.291 |
| | 1.916 | 1.053 | 6.964 | 1.169 | | | | | | | 3.660 | 14.763 |
| **Total** | **25.287** | **3.838** | **62.838** | **12.466** | **14.656** | **3.590** | **2.773** | **11.301** | **3.333** | **725** | **27.966** | **168.774** |

We expect to increase our total grown area by 4.8% over the previous harvest.

Grain planting has already started. We are on schedule and confident about the estimates disclosed in this release.

## PRODUCTION STATUS

### Grains & Cotton

**Soybean** - Harvest 2021/2022


25%
62.838
Hectares
Planting

**Corn** - Harvest 2021/2022


3%
27.121
Hectares
Planting

**Cotton** - Harvest 2021/2022


0%
4.059
Hectares
Planting

**Beans** - Harvest 2021/2022


15%
3.590
Hectares
Planting

| Production per product (tons) | 20/21 Harvest Realized | 21/22 Harvest Estimated | Change (%) |
|---|---|---|---|
| Soybean | 173.531 | 196.677 | 13,3% |
| Corn | 31.315 | 82.170 | 162,4% |
| Corn - 2nd Crop | 70.137 | 95.845 | 36,7% |
| Beans | 2.525 | 4.041 | 60,0% |
| Beans - 2nd Crop | 4.912 | 3.417 | -30,4% |
| Cotton | 5.055 | 13.270 | 162,5% |
| Cotton - 2nd Crop | 0 | 3.116 | n.a. |
| **Total** | **287.475** | **398.536** | **38,6%** |

brasilagro

## Sugarcane


Sugarcane - Harvest 2021
77%
26.832
Hectares
Crop
78%
2.248,5
Tons
Crop

| Sugarcane Harvest Year Result | 2020 Harvest Realized (Apr/01 to Dec/31) (A) | 2021 Harvest Estimated (Apr/01 to Dec/31) (B) | 2021 Harvest Realized (Apr/01 to Jun/30) | Change B/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Tons harvested | 2.236.328 | 2.248.492 | 1.754.335 | 0,5% | -22,0% |
| Hectares harvested | 25.076 | 26.832 | 20.597 | 7,0% | -23,2% |
| TCH - Harvest tons per hectares | 89,18 | 83,80 | 85,17 | -6,0% | 1,6% |

## Cattle Raising

| Cattle Raising | 20/21 Harvest Realized (A) | 21/22 Harvest Estimated (B) | 21/22 Harvest Realized (C) | Change B/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Hectares | 9.636 | 11.984 | 11.301 | 24,4% | -5,7% |
| Number of heads | 14.805 | 16.862 | 11.534 | 13,9% | -31,6% |
| Meat production (kg) | 1.940.329 | 2.580.775 | 282.706 | 33,0% | -89,0% |
| Weight Gain per Day | 0,71 | 0,66 | 0,50 | -7,0% | -24,2% |
| Weight Gain per hectare | 201,37 | 215,34 | 25,02 | 6,9% | -88,4% |

# 04 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented under the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

## EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation, and amortization, according to the accounting standards.

Adjusted EBITDA was calculated by excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized results from derivatives from the crop and depreciation expenses, including depreciation of the fixed assets of the farms, depreciation of the developed areas, and depreciation of permanent crop.

| EBITDA (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Net Income** | **107.871** | **75.654** | **42,6%** |
| Interest | (13.222) | (15.467) | -14,5% |
| Taxes | 28.874 | (3.094) | n.a. |
| Depreciations and amortizations | 20.838 | 13.156 | 58,4% |
| Amortization adjustments - IFRS 16 | 26.595 | 16.550 | 60,7% |
| **EBITDA** | **170.956** | **86.799** | **97,0%** |

| | 1T22 | 1T21 | Variação |
|---|---|---|---|
| **Net Income** | **107.871** | **75.654** | **42,6%** |
| Interest | (13.222) | (15.467) | n.a. |
| Taxes | 28.874 | (3.094) | n.a. |
| Depreciations and Amortizations | 20.838 | 13.156 | 58,4% |
| Amortization adjustments - IFRS 16 | 26.595 | 16.550 | 60,7% |
| Equity pick-up | 38 | 44 | -13,6% |
| Other operating income/expenses, net | 319 | (1) | n.a. |
| Elimination of the effects of gains on biological assets (grains and sugarcane planted) | 17.147 | (8.103) | n.a. |
| Derivatives Results | 2.189 | (10.504) | n.a. |
| **Adjusted EBITDA** | **190.649** | **68.236** | **179,4%** |

# EBITDA and Adjusted EBITDA from Operations

| EBITDA (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Net Income** | **107.871** | **69.902** | **54,3%** |
| Interest | (13.222) | (15.467) | n.a. |
| Taxes | 28.874 | (3.094) | n.a. |
| Depreciations and amortizations | 20.838 | 13.156 | 58,4% |
| Amortization adjustments - IFRS 16 | 26.595 | 16.550 | 60,7% |
| **EBITDA** | **170.956** | **81.047** | **110,9%** |

| Adjusted EBITDA (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Net Income** | **107.871** | **69.902** | **54,3%** |
| Interest | (13.222) | (15.467) | n.a. |
| Taxes | 28.874 | -3.094 | n.a. |
| Depreciations and Amortizations | 20.838 | 13.156 | 58,4% |
| Amortization adjustments - IFRS 16 | 26.595 | 16.550 | 60,7% |
| Equity pick-up | 38 | 44 | -13,6% |
| Other operating income/expenses, net | 319 | (1) | n.a. |
| Elimination of the effects of gains on biological assets (grains and sugarcane planted) | 17.147 | (8.103) | n.a. |
| Derivatives Results | 2.189 | (10.504) | n.a. |
| **Adjusted EBITDA** | **190.649** | **62.483** | **205,1%** |

# Income Statement

## NET REVENUE FROM SALES

| Net Revenue (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Total** | **378.086** | **229.003** | **65,1%** |
| Farms Sale | - | 6.789 | -100,0% |
| Soybean | 136.001 | 66.590 | 104,2% |
| Corn | 32.322 | 37.387 | -13,5% |
| Bean | 4.778 | 6.152 | -22,3% |
| Cotton | 8.915 | 1.629 | 447,2% |
| Sugarcane | 177.125 | 97.723 | 81,3% |
| Cattle Raising | 13.313 | 13.426 | -0,8% |
| Leasing | 4.217 | (576) | n.a. |
| Others | 1.415 | (117) | n.a. |

Net revenue from sales came to R$378.1 million in 1Q22, up by 65.1% YoY. The YoY increase was chiefly due to higher sales prices and billed volumes.

## SALE OF FARMS

In 1Q21, we recorded R$8.4 million from the sale of farms, referring to a sale with conditions precedent for delivery at Jatobá Farm, and the effect of the variable consideration. In the first case, 133.0 additional hectares are being accounted for upon delivery only.

| Farm Sales (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| Nominal Value of Sale | - | 8.406 | n.a. |
| Present Value Adjustment | - | (1.617) | n.a. |
| **Revenue from Farms Sale** | **-** | **6.789** | **n.a.** |
| Sales Taxes | - | (248) | n.a. |
| Selling Costs | - | (789) | n.a. |
| **Farm Sale Gain** | **-** | **5.752** | **n.a.** |

The revenue from the sale of the Rio do Meio Farm and Alto do Taguari announced on September and October, respectively, was not recorded this quarter, as the ownership of land and, consequently, the recognition of revenue from the sale.

## SALE OF AGRICULTURAL PRODUCTS

| Net Revenue (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Total** | **378.086** | **229.003** | **65,1%** |
| Farms Sale | - | 6.789 | -100,0% |
| Soybean | 136.001 | 66.590 | 104,2% |
| Corn | 32.322 | 37.387 | -13,5% |
| Bean | 4.778 | 6.152 | -22,3% |
| Cotton | 8.915 | 1.629 | 447,2% |
| Sugarcane | 177.125 | 97.723 | 81,3% |
| Cattle Raising | 13.313 | 13.426 | -0,8% |
| Leasing | 4.217 | (576) | n.a. |
| Others | 1.415 | (117) | n.a. |

| Quantity sold (tons) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Total** | **1.069.384** | **1.086.095** | **-1,5%** |
| Soybean | 60.873 | 43.339 | 40,5% |
| Corn | 47.459 | 73.085 | -35,1% |
| Beans | 1.588 | 975 | 62,9% |
| Cotton | 1.638 | 279 | 486,2% |
| Sugarcane | 955.175 | 966.028 | -1,1% |
| Cattle Raising | 1.203 | 1.860 | -35,3% |
| Others | 1.448 | 529 | 173,8% |

Net revenue from operations came to R$378.1 million in 1Q22, up by 70.1% YoY. The increase was mainly due to higher unit prices billed for all crops, as well as higher volumes compared to 1Q21.

## GAINS AND LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

| Biological Assets and Agricultural Products (R$ thousand) | Gains and losses in agricultural products | Gains and losses in biological assets | Change in fair value of biological assets and agricultural products |
|---|---|---|---|
| Soybean | 14.275 | 4.257 | **18.533** |
| Corn (crop) | 41.955 | (28.903) | **13.052** |
| Cotton | 6.269 | (5.721) | **549** |
| Bean | 3.248 | (1.912) | **1.336** |
| Sugarcane | 98.987 | 15.131 | **114.118** |
| Cattle Raising | (850) | - | **(850)** |
| Others | (898) | - | **(898)** |
| **Gain / Loss 09/30/21** | 162.987 | (17.147) | **145.839** |

### Gains and losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing, and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest considering the market price of the area of each farm.

| Agricultural Products | Soybean | Corn (crop) | Cotton | Bean | Sugarcane | Cattle Raising | Others | Gain / Loss 09/30/21 |
|---|---|---|---|---|---|---|---|---|
| Area (hectares) | - | 12.095 | 732 | 456 | 12.552 | 9.756 | - | 35.591 |
| Production (Tons or Meat Kgs) | - | 60.275 | 3.094 | 752 | 1.059.915 | 279 | - | 1.124.314 |
| Yield (Ton./ha) (Kg/Head) | - | 4,98 | 4,23 | 1,65 | 84,44 | 0,03 | - | 31,59 |
| Livestock - head of cattle | - | - | - | - | - | 12.075 | - | 12.075 |
| Production fair value (R$ thousand) | 3.149 | 71.077 | 15.333 | 2.164 | 180.999 | 2.829 | 1.860 | 277.413 |
| Production Cost (R$ thousand) | 11.126 | (29.122) | (9.064) | 1.083 | (82.012) | (3.679) | (2.758) | (114.426) |
| **Gain and losses in agricultural products (R$ thousand)** | **14.275** | **41.955** | **6.269** | **3.248** | **98.987** | **(850)** | **(898)** | **162.987** |

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products:

| Period ended June 30, 2021 | 2020/2021 Harvest (Jul to Dec/2020) | 2020/2021 Harvest (Jan to Jun/2020) | Total |
|---|---|---|---|
| Net Revenue | 176.046 | 88.932 | 264.978 |
| Cost of sales | (133.284) | (98.259) | (231.543) |
| Gain (loss) of agricultural products | 62.106 | 80.182 | 142.288 |
| **Total** | **104.868** | **70.855** | **175.723** |
| Produced Tons | 1.523.835 | 694.421 | 2.218.256 |

| Period ended September 30, 2021 | 2020/2021 Harvest (Jul to Sep/2021) | Total |
|---|---|---|
| Net Revenue | 177.125 | 177.125 |
| Cost of sales | (149.881) | (149.881) |
| Gain (loss) of agricultural products | 114.118 | 114.118 |
| **Total** | **141.362** | **141.362** |
| Produced Tons | 1.059.915 | 1.059.915 |

| Sugarcane Harvest Year | 2020 Harvest (Jan to Dec/2020) | 2021 Harvest (Jan to Jun/2021) | Change[1] |
|---|---|---|---|
| Net Revenue | 218.888 | 266.057 | 21,5% |
| Cost of sales | (186.282) | (248.140) | 33,2% |
| Gain (loss) of agricultural products | 71.685 | 194.300 | 171,0% |
| **Total** | **104.291** | **212.217** | **103,5%** |
| Produced Tons | 2.236.328 | 1.754.335 | -21,6% |

On October 30, the harvest of the 2021 sugarcane crop in the Midwest region had already been completed. By the end of November 2021, we expect to conclude the harvest of the estimated remaining volume at the São José Farm.

The table below shows the results of the castle raising harvest in the fiscal year, including gains (losses) in the value of agricultural products:

| Cattle Raising (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| Net Revenue | 13.313 | 13.426 | -0,8% |
| Cost of sales | (11.646) | (12.101) | -3,8% |
| Gain (loss) of agricultural products | (850) | 2.918 | -129,1% |
| **Total** | **817** | **4.243** | **-80,7%** |
| Produced Kgs | 278.596 | 258.484 | 7,8% |

## Gains and losses of biological assets

| Biological Assets | Soybean | Corn (crop) | Cotton | Bean | Sugarcane | Gain / Loss 09/30/21 |
|---|---|---|---|---|---|---|
| Area (hectares) | 4.468 | - | - | - | 25.226 | 29.694 |
| Production (Tons) | 10.983 | - | - | - | 2.059.404 | 2.070.387 |
| Yield (Ton./ha) | 2,46 | - | - | - | 82 | 84 |
| **Biological Assets (R$ thousand)** | **4.257** | **(28.903)** | **(5.721)** | **(1.912)** | **15.131** | **(17.147)** |

Biological assets consist of agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates regarding productivity, sales prices, selling expenses, direct and indirect costs, and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2021.

## NET IMPAIRMENT

A provision to adjust inventories at the net realized value of agricultural products is recorded when the value recognized in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

On September 30, 2021, the recognized amount corresponded to a gain of R$13.5 million, impacted by the price of commodities on the marked-to-market dates.

## PRODUCTION COST

| 21/22 Harvest (%) | Soybean | Corn | Corn 2nd Crop | Beans | Beans 2nd Crop | Cotton | Cotton 2nd Crop | Sugarcane | Cattle Raising |
|---|---|---|---|---|---|---|---|---|---|
| **Variable costs** | **78%** | **80%** | **100%** | **87%** | **100%** | **96%** | **100%** | **70%** | **49%** |
| Seeds | 12% | 17% | 23% | 8% | 20% | 11% | 12% | 0% | 0% |
| Fertilizers | 24% | 35% | 40% | 19% | 18% | 25% | 32% | 13% | 0% |
| Defensives | 21% | 11% | 12% | 22% | 27% | 37% | 32% | 6% | 0% |
| Agricultural services | 18% | 15% | 21% | 21% | 30% | 20% | 21% | 43% | 0% |
| Fuels and Lubricants | 3% | 2% | 4% | 4% | 5% | 3% | 4% | 8% | 0% |
| Maintenance of machines and instruments | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% |
| Animal Feed | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 29% |
| Others | 0% | 0% | 0% | 13% | 0% | 0% | 0% | 0% | 16% |
| **Fixed costs** | **22%** | **20%** | **0%** | **13%** | **0%** | **4%** | **0%** | **30%** | **50%** |
| Labor | 4% | 3% | 0% | 6% | 0% | 2% | 0% | 2% | 29% |
| Depreciation and amortization | 1% | 1% | 0% | 1% | 0% | 0% | 0% | 11% | 15% |
| Leasing | 14% | 3% | 0% | 6% | 0% | 2% | 0% | 1% | 0% |
| Others | 3% | 14% | 0% | 0% | 0% | 0% | 0% | 15% | 6% |

| (R$ / ha) | 20/21 Harvest Estimated (A) | 20/21 Harvest Realized[2] (B) | 21/22 Harvest Estimated (C) | Change B/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Soybean[1] | 3.531 | 3.761 | 4.630 | 6,5% | 23,1% |
| Corn[1] | 3.972 | 3.395 | 4.626 | -14,5% | 36,3% |
| Corn 2nd Crop | 2.344 | 2.499 | 4.348 | 6,6% | 74,0% |
| Beans | 2.512 | 2.573 | 3.023 | 2,4% | 17,5% |
| Beans 2nd Crop | 1.500 | 2.476 | 2.957 | 65,1% | 19,4% |
| Cotton | 10.199 | 10.037 | 10.879 | -1,6% | 8,4% |
| | - | - | 13.923 | n.a. | n.a. |
| Sugarcane | 6.661 | 5.549 | 8.089 | -16,7% | 45,8% |
| | | | 6.203 | n.a. | n.a. |

(1) includes area opening amortization
(2) On the date of disclosure of this release corn, cotton and soybean harvests were closed, but 2nd crop corn, crop beans and

## COST OF GOODS SOLD

| (R thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Cost of Goods Sold** | **(179.885)** | **(154.041)** | **16,8%** |
| Soybean | (70.672) | (43.363) | 63,0% |
| Corn | (24.611) | (21.764) | 13,1% |
| Bean | (2.875) | (3.175) | -9,4% |
| Cotton | 7 | 8 | -12,5% |
| Sugarcane | (64.481) | (69.638) | -7,4% |
| Cattle Raising | (11.646) | (12.101) | -3,8% |
| Leasing | (3.113) | (530) | 487,4% |
| Others | (2.494) | (3.478) | -28,3% |

| (R thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Realization of the Fair Value of Biological Assets** | **(196.268)** | **(52.683)** | **272,5%** |
| Soybean | (88.420) | (18.680) | 373,3% |
| Corn | (10.998) | (13.884) | -20,8% |
| Bean | (7.006) | - | n.a. |
| Cotton | (4.496) | (1.161) | 287,3% |
| Sugarcane | (85.400) | (19.114) | 346,8% |
| Others | 52 | 156 | -66,7% |

| (R thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Total Cost of Goods Sold** | **(382.179)** | **(207.540)** | **84,1%** |
| Soybean | (159.092) | (62.043) | 156,4% |
| Corn | (35.609) | (35.648) | -0,1% |
| Bean | (9.881) | (3.175) | 211,2% |
| Cotton | (10.515) | (1.969) | 434,0% |
| Sugarcane | (149.881) | (88.752) | 68,9% |
| Cattle Raising | (11.646) | (12.101) | -3,8% |
| Leasing | (3.113) | (530) | 487,4% |
| Others | (2.442) | (3.322) | -26,5% |

Due to adjustments to the fair value of agricultural products, YoY changes in unit costs are directly related to the market price of the commodities at the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

COGS increased by 16.8% YoY in 1Q22. This growth was mainly due to higher volumes billed in the period, as well as higher unit costs.

## SELLING EXPENSES

| (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Selling expenses** | **(4.311)** | **(5.438)** | **-20,7%** |
| Freight | (3.798) | (2.079) | 82,7% |
| Storage and Processing | (475) | (3.499) | -86,4% |
| Fees | - | (5) | -100,0% |
| Provision for doubtful accounts | 39 | 163 | -76,0% |
| Others | (77) | (18) | 328,8% |

Sales expenses fell by 20.7% YoY in 1Q22, from R$5.4 million to R$4.3 million. The YoY decline was a result of the decrease in the storage and processing line, due to the Company's commercial strategy to anticipate the sale of agricultural products that do not need to be stored.

## GENERAL AND ADMINISTRATIVE EXPENSES

| (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **General and Administrative Expenses** | **(13.776)** | **(7.906)** | **74,3%** |
| Depreciation and Amortization | (284) | (369) | -22,9% |
| Personnel expenses | (8.247) | (4.570) | 80,5% |
| Expenses with services providers | (1.975) | (1.342) | 47,2% |
| Leases and Rents | (254) | (15) | 1595,2% |
| Taxes | (1.304) | (699) | 86,6% |
| Travel Expenses | (194) | (53) | 266,8% |
| Spftware Expenses | (265) | (305) | -13,1% |
| Others expenses | (1.252) | (553) | 126,4% |

The increase of general and administrative expenses rose by 74.3% YoY, is mostly reflection of:

(i) the growth in line of Personnel Expenses is explained by (i) the payment of bonus related to the good results of the Company; (ii) the provision for ILPA which last year was provisioned in the last quarter and this year was distributed among the four quarters and; (iii) the increase in the workforce related to the Company's growth.

(ii) The change in Other Expenses was a result of the increase, in Reais, of expenses with listing and bookkeeping costs, due to the increase in the shareholder base, as well as the increase in expenses with D&O related to the dollar, expenses with telephony, building maintenance, notary's office, insurance, among others.

## OTHER OPERATING INCOME / EXPENSES

| (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Other operating income/expenses** | **8.667** | **(2.813)** | **n.a.** |
| Gain/Loss on sale of fixed assets | 412 | (231) | n.a. |
| Provisions for lawsuits | (19) | (50) | -62,0% |
| Agricultural insurance compensation | 8.708 | - | |
| Subscription bonus | (319) | (2.077) | -84,6% |
| Others | (115) | (455) | -74,7% |

Other operating income and expenses were impacted in 1Q22, chiefly due to the income from agricultural insurance compensation related to the crop shortage in Paraguay.

The impact in the subscription warrants line was due to the change in the value of subscription warrants issued under the absorption of Agrifirma, due to the change in the Company's share prices.

It is worth noting that, within the scope of the transaction, the subscription warrants collateralize the 2-year lockup period, considering the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholders.

## FINANCIAL RESULT

| (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **Total** | **13.222** | **15.467** | **-14,5%** |
| Interest (i) | (15.368) | (6.664) | 130,6% |
| Monetary variation (ii) | (38) | (183) | -79,2% |
| Exchange vartiation (ii) | 2.146 | (3.320) | n.a. |
| Present value adjustment (iii) | 34.521 | 80.105 | -56,9% |
| Derivative operations results (iv) | (20.780) | (54.949) | -62,2% |
| Other financial income / expenses (v) | 12.741 | 478 | n.a. |

The consolidated financial result is composed of: (i) interest on financing; (ii) FX variation on offshore accounts; (iii) the present value of receivables from the sale of Araucária, Alto Taquari, and Jatobá farms, fixed in soybean bags, and sugarcane leased areas; (iv) result of hedge operations; and (v) bank expenses and charges, and income from investments of cash and cash equivalents.

The increase in interest was due to the rise in the Selic rate, directly reflecting on the Company's debt that is (i) 45% indexed to inflation; (ii) 18% indexed to CDI; and (iii) the remaining balance is fixed to the IPCA.

The restatement of the fair value, totaling R$34.5 million in 1Q22, shows the variation in the amount receivable from the sales of Araucária, Jatobá, and Alto Taquari farms, fixed in soybean bags, and the variation of Consecana's price in the lease of the Parceria IV farm.

The result of derivative transactions reflects mainly the result of the commodities and dollar hedge operations, aiming to reduce the volatility of the Company's exposure, given that revenues, inventories, biological assets, and receivables from farm sales are positively related to commodities prices and the U.S. dollar.

## DERIVATIVE OPERATIONS

## HEDGE POSITION ON OCTOBER 30, 2020

| Safra | Soja | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % de hedge[1] | Preço (USD/bu) | Volume (mil) | % de hedge[2] | BRL/USD |
| 20/21 | 146.065 ton | 98,60% | 10,46 | USD 52.169 | 99,10% | 5,41 |
| 21/22 | 93.491 ton | 56,50% | 13,07 | USD 46.702 | 65,90% | 5,57 |

(1) Percentual do volume em toneladas de soja travada.
(2) Percentual da receita esperada em USD.

| Harvest | Corn | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge[2] | BRL/USD |
| 20/21 | 95.010 ton | 100,00% | 58,07 | - | - | - |
| 21/22 | 91.631 ton | 56,00% | 66,96 | - | - | - |

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

| Harvest | Cotton | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge[2] | BRL/USD |
| 20/21 | 2.052 ton | 100,00% | 64,94 | USD 2.882 | 98,40% | 5,03 |
| 21/22 | 3.107 ton | 55,00% | 84,20 | USD 7.355 | 68,00% | 5,88 |

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

# Balance Sheet

## DISTRIBUTION OF DIVIDENDS

On October 27, the Annual Shareholders' Meeting approved the distribution of dividends totaling R$260 million. Dividends will be paid as of November 10, and the Company's shares will be traded "ex" dividends as of October 28, 2021.

## NET ASSET VALUE – NAV

| (R$ thousand) | September 30, 2021 | |
|---|---|---|
| | Book | NAV |
| **BrasilAgro's Equity** | **2.324.943** | **2.324.943** |
| Properties appraisal[1] | | 3.058.179 |
| (-) Balance Sheet - Land Value (Investment Properties) | | (1.006.223) |
| **NAV - Net Asset Value** | **2.324.943** | **4.376.899** |
| Number of Shares Outstanding | 102.377 | 102.377 |
| **NAV per share** | **22,71** | **42,75** |

(1) Internal appraisal amount on 06/30/2020, net of tax.

## CASH AND CASH EQUIVALENTS

| Cash and Cash equivalents (R$ thousand) | 09/30/2021 | 06/30/2021 | Change |
|---|---|---|---|
| **Cash and Cash equivalents** | **1.192.776** | **1.059.107** | **12,6%** |
| Cash and Banks | 28.175 | 58.215 | -51,6% |
| Repurchase agreements | - | - | n.a. |
| Bank deposit certificates | 1.021.244 | 1.000.892 | 2,0% |
| Finance Lease bills | 142.357 | - | n.a. |
| **Restricted Marketable securities** | **15.086** | **10.455** | **44,3%** |
| Banco do Nordeste (loan guarantees) | 15.086 | 10.455 | 44,3% |
| **Total** | **1.207.862** | **1.069.562** | **12,9%** |

## CUSTOMERS

| (R$ thousand) | 09/30/2021 | 06/30/2021 | Change |
|---|---|---|---|
| Sugarcane Sales | 88.680 | 43.233 | 105,1% |
| Grains Sales | 46.218 | 34.502 | 34,0% |
| Cattle Raising Sales | 63 | 155 | -59,4% |
| Leases and Rents | 4.861 | 6.896 | -29,5% |
| Machinery Sales | 1.405 | 1.893 | -25,8% |
| Farm Sales | 116.810 | 77.540 | 50,6% |
| | **258.037** | **164.219** | **57,1%** |
| Provision for doubtful accounts | (1.792) | (1.729) | 3,6% |
| **Current total** | **256.245** | **162.490** | **57,7%** |
| Machinery Sales | - | - | n.a. |
| Farm Sales | 275.205 | 324.937 | -15,3% |
| **Non-current total** | **275.205** | **324.937** | **-15,3%** |

## INVENTORIES

| (R$ thousand) | 09/30/2021 | 06/30/2021 | Change |
|---|---|---|---|
| Soybean | 29.464 | 169.927 | -82,7% |
| Corn | 55.761 | 40.678 | 37,1% |
| Bean | 5.269 | 11.969 | -56,0% |
| Cotton | 15.533 | 11.114 | 39,8% |
| Other crops | 342 | 224 | 52,7% |
| **Agricultural Products** | **106.369** | **233.912** | **-54,5%** |
| Supplies | 128.399 | 31.947 | 301,9% |
| **Total** | **234.768** | **265.859** | **-11,7%** |

The Company ended 1Q22 with an inventory of 12,500 tons of soybean, 47,700 tons of corn, 3,200 tons of cotton, 1,400 tons of bean, and 12,100 head of cattle. At the end of 1Q21, our inventory totaled 6,400 tons of soybean, 61,100 tons of corn, 7,600 tons of cotton, 0,600 tons of beans, and 10,200 head of cattle.

The biological assets of cattle are measured at fair value and controlled by two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

| Inventories - Cattle Raising | Total Heads | Value (R$ thousand) |
|---|---|---|
| **In September 30, 2020** | **14.805** | **46.312** |
| Aquisition, Birth \| Aquisition Expenses | 894 | 1.626 |
| Handling Expenses | - | 3.679 |
| Sales | (3.566) | (11.626) |
| Deaths | (46) | (114) |
| Consumption | (12) | (47) |
| Exchange variation | - | 944 |
| Fair value variation | - | (850) |
| **In September 30, 2021** | **12.075** | **39.924** |

## INDEBTEDNESS

| (R$ thousand) | 09/30/2021 | 06/30/2021 | Change |
|---|---|---|---|
| **Short Term** | **325.725** | **322.046** | **1,1%** |
| **Long Term** | **300.689** | **341.135** | **-11,9%** |
| Others | 44.501 | 48.498 | -8,2% |
| ARC | 256.188 | 292.637 | -12,5% |
| **Total Indebtedness** | **626.414** | **663.181** | **-5,5%** |
| **(+/-) Derivatives** | **11.447** | **14.001** | **-18,2%** |
| (=) Adjusted Gross Debt | 637.861 | 677.182 | -5,8% |
| (-) Cash and cash equivalents | 1.207.862 | 1.069.562 | 12,9% |
| (=) Adjusted Net Debt | (570.001) | (392.380) | 45,3% |
| **Adjusted EBITDA** | **95.134** | **365.681** | **-74,0%** |
| **Adjusted Net Debt / Adjusted EBITDA** | **(4,98x)** | **(1,06x)** | **458,4%** |
| **Adjusted Net Debt / NAV** | **-13%** | **-9%** | **40,8%** |

The average cost of debt is 8.53% p.a., with an average maturity of 1.2 years.

## FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company opted for the modified retrospective method, considering the value of the right-of-use asset measured at the

equivalent value of the lease liability, calculated at present value at the lessee's incremental interest rate on the transition date, classified as Financial Leases.

Therefore, the value of the right-of-use Asset and its equivalent value in the lease Liability are now calculated at present value. After marked to market, the Asset values will be monthly recognized in the production cost account, according to the respective fraction of each contract, and adjusted by the variation of the soybean or sugarcane bag in Reais.

Currently, the Company's main contracts subject to IFRS 16 refer to agricultural partnerships and land lease operations, in addition to other less relevant contracts related to vehicle, properties, and machinery.

In Liabilities, the recognitions will occur whenever there is an actual lease payment, and periodically adjusted by the variation of the soybean or sugarcane bag and present value adjustment. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, please see the Notes to the Quarterly Information.

| (R$ thousand) | Nature | 09/30/2021 | 06/30/2021 | Change |
|---|---|---|---|---|
| **Short Term** | | | | |
| Sugarcane Finance Leasing | Partnership III | - | - | n.a. |
| Operating Leases | - | 16.742 | 30.545 | -45,2% |
| | | 16.742 | 30.545 | -45,2% |
| **Long Term** | | | | |
| Sugarcane Finance Leasing | Partnership IV | 79.994 | 97.223 | -17,7% |
| Operating Leases | - | 75.478 | 71.227 | 6,0% |
| | | 155.472 | 168.450 | (0) |
| **Total** | | **172.214** | **198.995** | **-13,5%** |

| (R$ thousand) | 06/30/2021 | Exchange Variation | Updates | Payment | New contracts | 09/30/2021 | Change |
|---|---|---|---|---|---|---|---|
| Sugarcane Finance Leasing - Partnership III | - | - | - | (287) | - | - | n.a. |
| Sugarcane Finance Leasing - Partnership IV | 97.223 | - | (17.229) | - | - | 79.994 | 21,5% |
| Operating Leases | - | - | - | - | - | - | n.a. |
| Operating Leases - IFRS 16 | 101.772 | 36 | (12.146) | (529) | 3.087 | 92.220 | 10,4% |
| **Total** | **198.995** | **36** | **(29.375)** | **(816)** | **3.087** | **172.214** | **15,6%** |

## INVESTMENT PROPERTIES

The Company's business strategy is based on the acquisition, development, exploration, and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value through asset transformation and development of profitable agricultural activities.

From the acquisition of our rural properties, we seek to implement higher value-added crops and transform these rural properties by investing in infrastructure and technology. According to our strategy, when we believe that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are stated at acquisition cost, which does not exceed its net realizable value, and are recorded under "Non-Current Assets".

Investment properties are valued at historical cost, plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, according to the same criteria described for property, plant and equipment.

| (R$ thousand) | Acquisition value | Buildings and improvements | Area Opening | Construction in progress | Investment Properties |
|---|---|---|---|---|---|
| Initial Balance | 781.251 | 66.614 | 100.781 | 48.454 | 997.100 |
| **In September 30, 2021** | | | | | |
| Acquisitions | 44 | 7.754 | 40 | 18.830 | 26.668 |
| Acquisitions - Merger of Agrifirma | - | - | - | - | - |
| Reductions | (39.121) | (7.850) | (15) | - | (46.986) |
| Transfers | - | 1.084 | 1.836 | (2.920) | - |
| (-) Depreciation/ Amortization | - | (1.190) | (2.296) | - | (3.486) |
| Cumulative Translation Adjustment | 25.436 | 2.052 | 4.135 | 1.304 | 32.927 |
| **In September 30, 2021** | **767.610** | **68.464** | **104.481** | **65.668** | **1.006.223** |

## DEPRECIATION - AREA CLEANING

| (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| Maintenance | (1.122) | (972) | 15,5% |
| Opening | (1.175) | (1.134) | 3,7% |
| **Total** | **(2.298)** | **(2.106)** | **9,1%** |

## CAPEX – PROPERTY, PLANT AND EQUIPMENT

| (R$ thousand) | Buildings and improvements | Equipments and facilities | Machinery | Furniture and untensils | Construction in progress | Sugarcane | Property, Plant and Equipment |
|---|---|---|---|---|---|---|---|
| Initial Balance | 108 | 16.887 | 20.157 | 2.350 | - | 70.888 | 110.390 |
| **In June 30, 2020** | | | | | | | |
| Acquisitions | - | 848 | 1.995 | 132 | 8 | 2.749 | 5.732 |
| Acquisitions - Merger of Agrifirma | - | - | - | - | - | - | - |
| Reductions | - | (74) | (393) | - | - | - | (467) |
| Transfers | - | 8 | - | - | (8) | - | - |
| (-) Depreciation / Amortization | (28) | 11 | 2.837 | (162) | - | (11.847) | (9.189) |
| Cumulative Translation Adjustment | - | 131 | 433 | 19 | - | 299 | 882 |
| **In September 30, 2021** | **80** | **17.811** | **25.029** | **2.339** | **-** | **62.089** | **107.348** |

# 05 CAPITAL MARKETS

The Company was the first agricultural production company to go public on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list ADRs (American Depositary Receipts) on NYSE (New York Stock Exchange).

## Share performance

On November 4, 2021, BrasilAgro's shares (AGRO3) were traded at R$25.46, totaling a market cap of R$2.6 billion, while the ADRs (LND) were traded at US$4.71.


AGRO3 x Ibovespa
(base 100 = 06/30/2021)
110
100
90
80
Jun-21
Jul-21
Jul-21
Aug-21
Aug-21
Sep-21
Sep-21
Oct-21
Oct-21
AGRO3
IBOV

| HIGHLIGHTS - AGRO3 | 1Q22 | 1Q21 |
|---|---|---|
| Average Daily Traded Volume (R$) | 17.984.531 | 3.602.293 |
| Maximum (R$ per share) | 28,28 | 21,82 |
| Mininum (R$ per share) | 23,26 | 19,00 |
| Average (R$ per share) | 25,24 | 20,63 |
| Closing Quote (R$ per share) | 27,69 | 21,01 |
| Variation in the period (%) | 2,98% | 3,53% |

brasilagro

**Disclaimer**

The statements contained herein regarding the BrasilAgro's business outlook, projection on operating and financial results, and those related to the Company's growth are mere projections and, as such, are based exclusively on management's expectations about the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry, and international markets, and are therefore subject to change without notice.

## 06 WEIGHTS AND MEASURES USED IN THE AGRIBUSINESS

| Weights and Measures used in Agriculture | | |
|---|---|---|
| 1 ton | 1,000 kg | |
| 1 Kilo | 2.20462 pounds | |
| 1 pound | 0.45359 kg | |
| 1 acre | 0.1840 bushel | |
| 1 hectare (ha) | 2.47105 acres | |
| 1 hectare (ha) | 10,000 m2 | |
| 1 bushel | 5.4363 acres | |

| Soybean | | |
|---|---|---|
| 1 bushel of soybean | 60 pounds | 27.2155 kg |
| 1 bags of soybean | 60 kg | 2.20462 bushels |
| 1 bushel/acre | 67.25 kg/ha | |
| 1.00 US$/bushel | 2.3621 US$/bag | |

| Corn | | |
|---|---|---|
| 1 bushel of corn | 56 pounds | 25.4012 kg |
| 1 bags of corn | 60 kg | 2.36210 bushels |
| 1 bushel/acre | 62.77 kg/ha | |
| 1.00 US$/bushel | 2.3621 US$/bag | |

| Cattle | | |
|---|---|---|
| 1 arroba | ~33.1 pounds | 15 Kg |
| 1 arroba (including carcass) | ~66.2 pounds | 30 Kg |

# 07 INCOME STATEMENT

| (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| Revenues from Farm Sales | - | 6.789 | -100% |
| Revenues from grains | 175.045 | 112.099 | 56% |
| Revenues from cotton | 9.070 | 1.656 | 448% |
| Revenues from sugarcane | 177.222 | 97.726 | 81% |
| Revenues from cattle raising | 13.874 | 13.910 | 0% |
| Revenues from farm leasing | 5.955 | 3.571 | 67% |
| Other revenues | 2.161 | 327 | n.a. |
| Deductions from gross revenue | (5.241) | (7.075) | -26% |
| **Net Sales Revenue** | **378.086** | **229.003** | **65%** |
| Change in fair value of biological assets and agricultural products | 145.840 | 50.599 | 188% |
| Impairment | 13.528 | 2.269 | 496% |
| **Net Revenue** | **537.454** | **281.871** | **91%** |
| Cost of Farm Sale | - | (1.037) | -100% |
| Cost of agricultural products sale | (404.472) | (207.539) | 95% |
| **Gross Profit** | **132.982** | **73.295** | **81%** |
| **Selling Expenses** | **(4.311)** | **(5.437)** | **-21%** |
| **General and Administrative Expenses** | **(13.777)** | **(7.908)** | **74%** |
| Depreciation and Amortization | (284) | (369) | -23% |
| Personnel expenses | (8.249) | (4.571) | 80% |
| Expenses with services providers | (1.975) | (1.342) | 47% |
| Leases and Rents | (254) | (15) | n.a. |
| Others expenses | (3.015) | (1.611) | 87% |
| **Other operating income/expenses, net** | **8.667** | **(2.813)** | **n.a.** |
| **Equity pick up** | **(38)** | **(44)** | **-14%** |
| **Financial result** | **13.222** | **15.467** | **-15%** |
| Financial income | 185.658 | 187.273 | -1% |
| Interest on Financial Investments | 13.576 | 995 | n.a. |
| Interest on assets | 322 | 62 | 419% |
| Monetary variations | - | - | n.a. |
| Foreign exchange variations | 5.986 | 3.819 | 57% |
| Income from leasings' present value adjustment | 17.229 | 2.895 | 495% |
| Income from receivables from farm sales' present value | 42.559 | 103.979 | -59% |
| Realized results with derivatives | 23.254 | 39.678 | -41% |
| Unrealized results with derivatives | 82.732 | 35.845 | 131% |
| Financial expenses | (172.436) | (171.806) | 0% |
| Interest expenses | (598) | (327) | 83% |
| Bank charges | (237) | (190) | 25% |
| Interest on liabilities | (15.690) | (6.726) | 133% |
| Monetary variations | (38) | (183) | -79% |
| Foreign exchange variations | (3.840) | (7.139) | -46% |
| Expense from leasings' present value adjustment | (1.931) | (14.818) | -87% |
| Expense from receivables from farm sales' present value | (23.336) | (11.951) | 95% |
| Realized results with derivatives | (46.240) | (50.182) | -8% |
| Unrealized results with derivatives | (80.526) | (80.290) | 0% |
| **Profit (loss) before income and social contribution taxes** | **136.745** | **72.560** | **88%** |
| Income and social contribution taxes | (28.874) | 3.094 | n.a. |
| **Profit (loss) for the period** | **107.871** | **75.654** | **43%** |
| Outstanding shares at the end of the period | 102.377.008 | 62.104.301 | **65%** |
| **Basic earnings (loss) per share - R$** | **1,05** | **1,22** | **-14%** |

# 08 BALANCE SHEET - ASSETS

| Assets (R$ thousand) | 09/30/2021 | 06/30/2021 | Change |
|---|---|---|---|
| **Current assets** | | | |
| Cash and Cash equivalents | 1.192.776 | 1.059.107 | 13% |
| Derivative financial instruments | 18.320 | 32.657 | -44% |
| Trade accounts receivable | 291.808 | 192.606 | 52% |
| Inventories | 234.769 | 265.859 | -12% |
| Biologial assets | 202.896 | 210.489 | -4% |
| Transactions with related parties | 0 | 488 | -100% |
| Long term assets held for sale | 40.056 | 0 | n.a. |
| | **1.980.625** | **1.761.206** | **12,5%** |
| | | | |
| **Non-current assets** | | | |
| Biological assets | 27.421 | 34.585 | -21% |
| Marketable securities | 15.086 | 10.455 | 44% |
| Derivative financial instruments | 773 | 3.881 | -80% |
| Diferred taxes | 45.739 | 72.343 | -37% |
| Accounts receivable and other credits | 303.760 | 348.933 | -13% |
| Investment properties | 1.006.223 | 997.100 | 1% |
| Transactions with related parties | 2.565 | 2.680 | -4% |
| Investments | 5.699 | 5.609 | n.a. |
| Property, plant and equipment | 107.348 | 110.390 | -3% |
| Intangible assets | 1.016 | 1.104 | -8% |
| Using rights | 72.769 | 80.032 | -9% |
| | **1.588.399** | **1.667.112** | **-4,7%** |
| | | | |
| **Total assets** | **3.569.024** | **3.428.318** | **4,1%** |

brasilagro

# 09 BALANCE SHEET - LIABILITIES

| Liabilities (R$ thousand) | 09/30/2021 | 06/30/2021 | Change |
|---|---|---|---|
| **Current liabilities** | | | |
| Trade accounts payable and other obligations | 280.523 | 186.890 | 50% |
| Loans, financing and debentures | 325.725 | 322.046 | 1% |
| Labor obligations | 12.820 | 22.536 | -43% |
| Derivative financial instruments | 25.573 | 48.574 | -47% |
| Other liabilities | 45.823 | 45.133 | 2% |
| Transactions with related parties | 5.499 | 5.568 | -1% |
| Lease liabilities | 16.742 | 30.545 | -45% |
| | **712.705** | **661.292** | **7,8%** |
| | | | |
| **Non-current liabilities** | | | |
| Trade accounts payable and other obligations | 31.888 | 34.902 | -9% |
| Loans, financing and debentures | 300.689 | 341.135 | -12% |
| Diferred taxes | 26.559 | 26.714 | -1% |
| Lease liabilities | 155.472 | 168.450 | -8% |
| Derivative financial instruments | 4.967 | 1.965 | n.a. |
| Provision for legal claims | 1.395 | 1.445 | -3% |
| | 2.760 | 2.519 | 10% |
| Other liabilities | 7.646 | 7.295 | 5% |
| | **531.376** | **584.425** | **-9,1%** |
| | | | |
| **Total liabilities** | **1.244.081** | **1.245.717** | **-0,1%** |
| | | | |
| **Equity** | | | |
| Share Capital | 1.587.985 | 1.587.985 | 0% |
| | (11.343) | (11.343) | 0% |
| Capital reserves | (33.468) | (34.189) | -2% |
| Treasury shares | (40.085) | (40.085) | 0% |
| Profits reserves | 416.252 | 416.252 | 0% |
| Proposed additional dividends | 184.559 | 184.559 | 0% |
| Comprehensive Income | 113.172 | 79.422 | 42% |
| Accumulated profit | 107.871 | - | n.a. |
| **Total equity** | **2.324.943** | **2.182.601** | **6,5%** |
| | | | |
| **Total liabilities and equity** | **3.569.024** | **3.428.318** | **4,1%** |

# 10 CASH FLOW

| (R$ thousand) | 1Q22 | 1Q21 | Change |
|---|---|---|---|
| **CASH FLOW OF OPERATING ACTIVITIES** | | | |
| Profit (loss) for the period | 107.871 | 75.654 | 43% |
| **Adjustments to reconcile net income** | | | |
| Depreciation and amortization | 47.433 | 29.706 | 60% |
| Farm Sales Gain | - | (5.752) | -100% |
| Residual value of fixed and intangible assets | 467 | 3.117 | -85% |
| Written-off in investment properties | 6.930 | 108 | n.a. |
| Equity Pickup | 38 | 44 | -14% |
| Gain unrealized results with derivatives (Net) | (2.206) | 44.445 | n.a. |
| Exchange rate, monetary and financial charges (Net) | (15.330) | 21.422 | n.a. |
| Adjustment to present value for receivables from sale of farms, machinery and financial leasings | (18.904) | (89.951) | -79% |
| Share based Incentive Plan ("ILPA") | 721 | - | n.a. |
| Income and social contribution taxes | 26.643 | (8.401) | n.a. |
| Fair value of biological assets and agricultural products and depletion of harvest | (145.840) | (50.599) | 188% |
| Provision (Reversal) of impairment of agricultural products after harvest | 8.765 | (2.269) | n.a. |
| Allowance for doubtful accounts | (39) | (163) | -76% |
| Provisions for lawsuits | 19 | 50 | -62% |
| | **16.568** | **17.411** | **-5%** |
| **Changes in the Short Term Operating Capital** | | | |
| Trade accounts receivable | (22.583) | 19.544 | n.a. |
| Inventories | 23.152 | 13.531 | 71% |
| Biological Assets | 138.886 | 72.535 | 91% |
| Recoverable Taxes | 12.441 | (3.917) | n.a. |
| Derivative Transactions | (307) | (168) | 83% |
| Other assets | (20.921) | 11.227 | n.a. |
| Suppliers | 44.109 | 176 | 24962% |
| Related parties | 202 | (235) | n.a. |
| Taxes payable | (1.557) | 4.293 | n.a. |
| Income tax and social contribution | (2.020) | - | n.a. |
| Labor obligations | (9.850) | (4.045) | 144% |
| Advance from customers | 47.266 | 1.625 | 2809% |
| Lease liabilities | (14.652) | (62) | 23532% |
| Other obligations | (670) | (2.284) | -71% |
| | (69) | - | n.a. |
| **Net Cash generated by (used in) operating activities** | **209.995** | **129.631** | **62%** |
| **CASH FLOW OF INVESTMENT ACTIVITIES** | | | |
| Additions to immobilized and intangible | (5.732) | (8.009) | -28% |
| Additions to property for investments | (26.668) | (9.766) | 173% |
| Redemption of (investment in) marketable securities | 9.225 | 1.061 | 769% |
| Receivables from farm sale | - | 5.500 | -100% |
| **Net Cash generated by (used in) investment activities** | **(23.175)** | **(11.214)** | **107%** |
| **CASH FLOW OF FINANCING ACTIVITIES** | | | |
| Loans and financing raised | 18.122 | 7.856 | 131% |
| Interest from Loans and Financing | (6.130) | (10.754) | -43% |
| Payment of loans and financing | (67.428) | (62.458) | 8% |
| **Generated (provided) net cash by financing activities** | **(55.436)** | **(65.356)** | **-15%** |
| **Increase (decrease) in cash and cash equivalents** | **131.384** | **53.061** | **148%** |
| **FX Variation in cash and cash equivalents** | **2.285** | **63** | **n.a.** |
| Cash and cash equivalents initial balance | 1.059.107 | 171.045 | 519% |
| Cash and cash equivalents final balance | 1.192.776 | 224.169 | 432% |
| | **133.669** | **53.124** | **152%** |

brasilagro